Filed Pursuant to Rule 433

Registration Statement No. 333-239139 and 333-257746

Issuer Free Writing Prospectus dated July 7, 2021

Relating to the Preliminary Prospectus Supplement dated July 7, 2021

(To Prospectus dated June 24, 2020)

TERM SHEET

Vista Gold Corp.

Public Offering of Units

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A prospectus supplement to the base prospectus dated July 7, 2021 will be filed with the Securities and Exchange Commission (SEC) in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the prospectus supplement to be filed with the SEC, in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting H.C. Wainwright & Co. via email at placements@hcwco.com.

Issuer:	Vista Gold Corp. (the “Company”)

Issued Securities:	Each unit (a “Unit”) shall consist of: (i) one common share without par value in the capital of the Company (each, a "Common Shares"); and (ii) one-half of one warrant to purchase a Common Share (each whole warrant, a "Warrant"). The Units will separate into Common Shares and Warrants immediately upon closing of the Offering.

Size of Issue:	US$8.0 million (US$9.2 million if the option to purchase additional units is exercised in full).

Issue Price:	US$1.10 per Unit.

Warrants:	Each whole warrant entitles the holder thereof to purchase one common share at a price of US$1.25 per share. Only whole warrants are exercisable. The warrants are exercisable at any time for a period of 36 months from the date on which such warrants were issued.

Option:	The Underwriters have been granted an option exercisable in whole or in part, at the sole discretion of the Underwriters, within 30 days of the date of the final prospectuses, to purchase up to additional 1,090,908 Units and/or 1,090,908 Common Shares and/or 545,454 Warrants (representing 15% of the Units offered) in any combination thereof, provided that the aggregate number of Common Shares and Warrants under the option does not exceed an aggregate of 1,090,908 Common Shares and 545,454 Warrants.

Listing:

Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering, including Toronto Stock Exchange and NYSE American approval of the listing of the Common Shares comprising the Units and the Warrant Shares issuable upon exercise of the Warrants.

Use of Proceeds:	The Company intends to use the net proceeds of the offering for drilling, a technical report supported by engineering/design work and other technical studies and working capital and general corporate purposes.

Lock-Up Agreements:	In connection with the completion of the offering, the Company and each of its directors and officers will enter into customary lock-up agreements valid for a period of 90 days after the closing.

Form of Underwriting:	“Bought deal” offering by way of a prospectus supplement to the Company’s final base shelf prospectus in Canada and Form S-3 registration statement in the United States, subject to a mutually acceptable underwriting agreement.

Jurisdictions:	The Units may be sold in the United States and all provinces of Canada (except Québec). The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Sole Bookrunner:	H.C. Wainwright & Co., LLC Haywood Securities Inc. is acting as co-manager for the Offering.

Underwriting Fee:	6.0% cash fee / 3.0% underwriters’ warrants

Closing Date:	July 12, 2021.